Exhibit 99.1

Obsidian Energy Announces Strong Third Quarter 2020 Results Driven by Successful First Half

Development Program and Continued Improvements to our Cost Structure

CALGARY, Nov. 2, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces strong third quarter 2020 financial and operational results. Funds from Operations (“FFO”) improved in the quarter as the success of our development program earlier in the year and our lower cost structure more than offset the impact of lower commodity prices, year over year.

“Our strong third quarter performance is a direct result of the improvements we are driving across our business” said Stephen Loukas, Interim President and Chief Executive Officer of Obsidian Energy. “Our strategically-focused capital program in the first half of 2020 has strengthened our underlying production base, driving impressive performance and resulting in third quarter production volumes down only slightly year over year, even with a 33% lower capital investment to date in 2020. Combined with the significant improvements across our cost structure, we successfully generated free cash flow in the third quarter, allowing us to lower debt levels despite the challenging macro environment. Our improved efficiency and strong operational base position us well as we look into 2021 and at the opportunities we see ahead”.

All figures are in Canadian dollars unless otherwise stated. Obsidian Energy’s unaudited interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the three and nine months ended September 30, 2020 can be found on our website at www.obsidianenergy.com. The documents will also be filed on SEDAR and EDGAR in due course.

FINANCIAL HIGHLIGHTS

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FFO in the third quarter of 2020 increased to $30 million ($0.41 per share) up from $25 million ($0.34 per share) for the second quarter of 2020 and $29 million ($0.40 per share) for the third quarter of 2019. FFO increased in the third quarter of 2020 as a result of higher commodity prices (compared to Q2 2020) as restrictions around the COVID-19 pandemic eased, which improved demand. In addition, the Company continues to benefit from lower Operating Expenses (“Opex”) and General and Administrative (“G&A”) expenses (compared to Q3 2019) as a result of our cost reduction initiatives.

•	Year to date, we have generated free cash flow of approximately $37 million, as FFO of $92 million have exceeded capital and decommissioning expenditures in the same period of $55 million.

•

As a result of our strong third quarter performance, net debt decreased in the quarter by $17 million to $479 million, including $395 million drawn on our syndicated credit facility and $63 million of senior notes at September 30, 2020, primarily due to free cash flow being applied to our syndicated credit facility.

•

In the third quarter the Company continued to receive payments from the Federal Government’s Canadian Emergency Wage Subsidy program (“CEWS”). These payments reduced our Opex by $0.08 per boe and reduced G&A expenses by $0.05 per boe in the third quarter of 2020.

•

Net loss was $4 million ($0.05 per share) in third quarter compared to $22 million ($0.30 per share) during the second quarter of 2020 and $28 million ($0.38 per share) in the third quarter of 2019. The improvement from the second quarter was largely due to higher realized crude oil prices. The improvement from the previous year was driven by our improved cost structure and higher light oil volumes.

•	On September 21, 2020, we formally launched our bid to acquire Bonterra Energy Corp in a value enhancing transaction that will create the “Cardium Champion”.

•	Subsequent to quarter end, we successfully extended our syndicated credit facility to January 29, 2021.

OPERATIONAL HIGHLIGHTS

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Average production in the third quarter remained relatively stable as the success of our development program earlier in 2020, largely offset the impact of our lower capital investment driven by lower commodity prices. Production averaged 25,031 boe/d in the third quarter, down 3% from the second quarter of 2020 and 2% from the third quarter of 2019.

•

Opex was $11.36 per boe in the third quarter of 2020 compared to $8.51 per boe in the previous quarter of 2020, and $14.65 per boe in the third quarter of 2019. While year-over-year operating expenses were down 22%, reflecting the improvements we have made in 2020, operating expenses increased from the second quarter of 2020 as we completed scheduled turnarounds and resumed routine repairs on downhole pumps and other related activities.

•

G&A expenses were $1.40 per boe in the third quarter of 2020, compared to $1.36 per boe in the previous quarter and $2.25 per boe in the third quarter of 2019. G&A costs were down 38% from the same quarter last year and remained largely in line with the second quarter as we continue to benefit from efficiency improvements made starting in 2019 and continuing to date in 2020. Additionally, in response to a continued weak commodity price environment, we continue to seek opportunities to remove costs from the business where possible.

•	Our first half 2020 development program continues to exceed expectations with some of the strongest new well production rates seen to date in our multi-year Cardium program.

•

Development capital and decommissioning expenditures were $6 million in the third quarter of 2020 as the Company restricted development spending in response to lower crude oil prices driven by the COVID-19 pandemic. For the first nine months of 2020, capital and decommissioning expenditures totaled $55 million.

•

During the third quarter of 2020, in partnership with our service providers, the Company received grants under the Alberta Site Rehabilitation Program (“ASRP”) totaling $17 million and an additional $4 million in allocation eligibility as an Area Based Closure participant. These awards will allow the Company to expand our decommissioning activities for inactive Legacy sites starting in the fourth quarter of this year and further reduce our decommissioning liability.

2020 DEVELOPMENT PROGRAM AND OPERATIONS UPDATE

Over the past several months, our staff continued to work diligently under the volatile commodity price environment which has resulted in continued strong production and netback results. Results by area for the third quarter of 2020 are as follows:

Production Volumes by Product and Producing Region – Three Months Ended September 30, 2020

Area	Production (boe/d)	Light Oil (bbl/d)	Heavy Oil (bbl/d)	NGLs (bbl/d)	Gas (mmcf/d)
Cardium	20,661	10,695	43	2,175	47
Alberta Viking	825	202	62	41	3
Peace River	3,196	—	2,700	—	3

Key Development Areas	24,682	10,897	2,805	2,216	53
Legacy Areas	349	55	18	28	1

Key Development & Legacy Areas	25,031	10,952	2,823	2,244	54

Operating Expense and Netbacks by Producing Region – Three Months Ended September 30, 2020

Area	Operating Expense ($/boe)	Netback(1) ($/boe)
Cardium	10.76	20.16
Alberta Viking	18.93	2.20
Peace River	9.73	12.36

Key Development Areas	10.90	18.56
Legacy Areas	43.63	(33.39)

Key Development & Legacy Areas	11.36	17.83

(1)	Netback excludes risk management gains.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
FINANCIAL(millions, except per share amounts)
Cash flow from Operations	$34	$32	$69	$28
Basic and Diluted ($/share)	0.46	0.44	0.94	0.38
Funds Flow from Operations [1]	30	29	92	106
Basic and Diluted ($/share)	0.41	0.40	1.26	1.46
Net loss	(4)	(28)	(772)	(244)
Basic and Diluted ($/share)	(0.05)	(0.38)	(10.55)	(3.35)
Capital expenditures	5	27	46	69
Decommissioning expenditures	1	5	9	8
Net debt [1]	$479	$497	$479	$497

OPERATIONS
Daily Production
Light oil (bbl/d)	10,952	10,802	12,084	11,871
Heavy oil (bbl/d)	2,823	3,991	2,811	4,048
NGL (bbl/d)	2,244	2,192	2,254	2,172
Natural gas (mmcf/d)	54	51	53	53

Total production [2] (boe/d)	25,031	25,505	25,995	26,989

Average sales price [3]
Light oil ($/bbl)	$50.84	$68.14	$43.14	$68.44
Heavy oil ($/bbl)	29.54	40.44	19.99	37.89
NGL ($/bbl)	22.11	15.75	18.73	17.31
Natural gas ($/mcf)	$2.40	$1.05	$2.25	$1.55

NETBACK ($/boe)
Sales price	$32.74	$38.64	$28.43	$40.24
Risk management gain (loss)	(0.42)	0.60	2.98	(1.10)

Net sales price	32.32	39.24	31.41	39.14
Royalties	(1.42)	(3.12)	(1.48)	(2.89)
Operating expenses 4	(11.36)	(14.65)	(10.65)	(13.64)
Transportation	(2.13)	(2.72)	(2.01)	(2.83)

Netback 1 2($/boe)	$17.41	$18.75	$17.27	$19.78

(1)	The terms FFO and their applicable per share amounts, “Net debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.
(2)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(3)	Before risk management gains/(losses).
(4)

Includes the benefit of processing fees totaling $2 million for the three months ended September 30, 2020 (2019 - $2 million), and $5 million for the nine months ended September 30, 2020 (2019 - $6 million).

OUTLOOK

In response to the current commodity price environment, we prudently decided to pause our development drilling program and lower our 2020 capital expenditures. We anticipate our fourth quarter 2020 capital and decommissioning expenditures to total approximately $9 million. These activities are focused on highly capital efficient optimization activities and include $2 million added for minor infrastructure projects. The grants and allocations we have received under the ASRP of $21 million will allow us to further reduce our inactive abandonment liabilities in our Legacy assets and this work has now begun in the fourth quarter. Once completed, these projects will have the added benefit of further reducing operating expenditures as costs associated with inactive well sites are reduced or eliminated.

As we look ahead to 2021, and given the current broad-based volatility, we are closely monitoring commodity prices and remain ready to take advantage of our significant regional and operational flexibility when economic conditions merit the investment. With the recent strength in AECO pricing, we are evaluating our meaningful portfolio of natural gas-weighted opportunities in combination with our deep inventory of high return, light oil locations.

2020 PRODUCTION AND COST GUIDANCE

Metric	H2 2020 Guidance Range	Full Year 2020 Guidance Range
Production (boe/d) 1 2	24,000 – 24,500	25,000 – 25,500
Capital Expenditures ($millions)	12	53
Decommissioning Expenditures ($millions)	3	11
Operating Expense ($/boe)	12.00 – 12.50	11.10 – 11.50
General & Administrative ($/boe)	1.50 – 1.65	1.50 – 1.60

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Mid-points of guidance:

Second half of 2020: 10,840 bbl/d light oil, 2,995 bbl/d heavy oil, 2,000 bbl/d NGLs and 50.5 mmcf/d natural gas

Full year 2020: 11,680 bbl/d light oil, 2,885 bbl/d heavy oil, 2,135 bbl/d NGLs and 51.3 mmcf/d natural gas

BONTERRA ENERGY CORP. (“BONTERRA”) TAKEOVER BID

As part of our strategy to proactively pursue Cardium-focused consolidation, on September 21, 2020, we formally launched a takeover bid to acquire all the issued and outstanding common shares of Bonterra (“Bonterra Shares”) for the consideration of two Obsidian Energy common shares (“Obsidian Energy Shares”) for each Bonterra Share (the “Offer”). Obsidian Energy and Bonterra have highly complementary operations and the compelling combination of the companies will create the Cardium Champion. The combination would also result in material synergies driving increased cash flow, reduced debt levels, further lowering our breakeven $US WTI/barrel costs and ultimately allowing us to return money to shareholders. The combination is a compelling opportunity to create a stronger, more efficient company with a far superior future than what Obsidian Energy or Bonterra could achieve on a standalone basis. Benefits from the transaction include:

•

The combined entity’s increased size will make us a top 20 Western Canadian oil producer, with improved financial metrics, increased capital markets relevance and enhanced positioning for future Cardium consolidation;

•	The combined entity will have a strong operating platform with a low decline production base, low cost structure and high netbacks;

•	With improved efficiencies, we expect that the combined entity will have over $100[1] million cost saving synergies over three years resulting in increased FFO; and

•

Higher free cash flow will achieve accelerated debt repayment (estimated to fall to 2 times EBITDA by year-end 2022), lower credit risk, improved access to capital and ultimately, the reinstatement of cash dividend payments and/or a share buy-back program.

The offer is open until January 4, 2021, at 5:00 pm (Mountain Standard Time).

(1)	Assumes US$50/bbl WTI and $1.95/MMBtu AECO 2021 – 2023.

EXTENSION TO SYNDICATED CREDIT FACILITY

On October 29, 2020, the Company entered into an amending agreement with our lenders which extended the revolving period of the syndicated credit facility to January 29, 2021. The end date of the term period remains at November 30, 2021. Additionally, the lenders have eliminated the October 31, 2020 and November 30, 2020 borrowing base redetermination dates and now have the option to complete a borrowing base determination on January 29, 2021.

HEDGING UPDATE

The Company has the following physical oil and financial natural gas hedges in place:

	2020			2021
	October	November	December	January	February	March
WTI C$/bbl	$56.64	$56.64	$56.64	$55.54	$55.54	$55.54
Total bbl/day	536	542	513	525	581	525

	2020		2021
	November	December	January	February	March
C$/mcf	$2.94	$2.94	$2.94	$2.94	$2.94
Total mcf/day	23,700	23,700	23,700	23,700	23,700

SPECIAL MEETING OF SHAREHOLDERS TO VOTE ON THE BONTERRA TAKEOVER OFFER

In connection with the Offer, the Company has scheduled a Obsidian Energy shareholder meeting to vote to approve the potential issuance of Obsidian Energy Shares for the applicable Bonterra Shares (the “Meeting”) on, Friday, November 23, 2020 at 9:00 am (Mountain Standard Time). The Meeting will take place at the Company’s head office located at 200 – 207 9th Avenue S.W., Calgary, Alberta. Please see the Company’s management information circular for further details.

Due to restrictions on gatherings implemented by the Government of Alberta in response to the COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that registered shareholders not attend the meeting in-person. Any person attending the Meeting in person will be required to follow the Company’s health and safety measures, which will include physical distancing, use of personal protective equipment (including facemasks) and completion of a health-assessment. The precautionary measures being taken by the Company are intended to reduce the potential risks associated with the COVID-19 pandemic, and they may be further updated as necessary to take into account evolving recommendations and directives of public health authorities.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy has posted an updated corporate presentation which can be found on its website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, free cash flow, Netback Net debt and EBITDA, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to cash flow from operating activities, being its nearest measure prescribed by IFRS. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. EBITDA is net income (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation, impairment and accretion.

CALCULATION OF FUNDS FLOW FROM OPERATIONS

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2020	2019	2020	2019
Cash flow from operating activities	$34	$32	$69	$28
Change in non-cash working capital	(12)	(13)	(1)	46
Decommissioning expenditures	1	5	9	8
Onerous office lease settlements	2	—	7	2
Realized foreign exchange loss – debt maturities	—	—	—	3
Restructuring charges	—	—	—	3
Transaction costs	3	—	3	—
Other expenses (1)	2	5	5	16

Funds flow from operations	$30	$29	$92	$106

Per share
Basic per share	$0.41	$0.40	$1.26	$1.46
Diluted per share	$0.41	$0.40	$1.26	$1.46

(1)	Includes legal fees related to claims against former Penn West Petroleum Ltd. employees related to the Company’s 2014 restatement of certain financial results.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	GJ	Gigajoule
bbl/d	barrels per day	GJ/day	gigajoule per day
Boe	Barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	Mmcf/d	million cubic feet per day
		mcf	thousand cubic feet
		NGL	Natural gas liquids

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the unaudited interim consolidated financial statements and MD&A will be filed in due course on SEDAR and EDGAR; that the ASRP awards will allow the Company to expand our decommissioning activities for inactive Legacy sites starting in the fourth quarter of this year and further reduce our decommissioning liability; our expected expenditures for the fourth quarter of 2020 and the focus and benefits of those expenditures; that we will closely monitoring commodity prices and remain ready to take advantage of our significant regional and operational flexibility when economic conditions merit the investment; that we will evaluate our material gas-weighted opportunities; our second half and full year guidance including production, capital and decommissioning expenditures, Opex and G&A expenses; the date, time and place of our Meeting; the timing for acceptance of the Offer; the satisfaction of the conditions to the Offer; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion, and expectations for each of the entities on a stand-alone basis; the resulting benefits of the Offer to Obsidian Energy and Bonterra shareholders; our hedges; the expected re-confirmation and term out dates, as applicable, and the lender option date to complete a borrowing base redetermination on the credit facility.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the benefits to be derived by the Company and its stakeholders from the proposed acquisition of Bonterra; we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein (including our guidance set out under “Outlook”) do not assume the completion of the proposed transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that any remaining shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process (including the proposed acquisition of Bonterra), on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed (including the benefits of the proposed acquisition of Bonterra described herein); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com